COMPANY DATA:
      COMPANY CONFORMED NAME:                MEDICIS PHARMACEUTICAL CORPORATION
      CENTRAL INDEX KEY:                     [                              ]
      STANDARD INDUSTRIAL CLASSIFICATION     2834
      IRS NUMBER:                            52-1574808
      STATE OF INCORPORATION:                DELAWARE
      FISCAL YEAR END:                       0630

FILING VALUES:
      FORM TYPE:                             11-K
      SEC ACT:                               1933 Act
      SEC FILE NUMBER:                       333-
      FILM NUMBER:

BUSINESS ADDRESS:
      STREET 1:                              4343 EAST CAMELBACK ROAD
      STREET 2:                              SUITE 250
      CITY:                                  PHOENIX
      STATE:                                 ARIZONA
      ZIP:                                   85018
      BUSINESS PHONE:                        602-808-8800

MAIL ADDRESS:
      STREET 1:                              4343 EAST CAMELBACK ROAD
      STREET 2:                              SUITE 250
      CITY:                                  PHOENIX
      STATE:                                 ARIZONA
      ZIP:                                   85018

      As filed with the Securities and Exchange Commission on November 21, 1997
                                  Registration No. 333- ________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K
       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                    For the plan year ended December 31, 1996
                                       or
        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             For the transition period from __________ to __________
                             Commission File Number:
      Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Medicis Pharmaceutical Corporation 401(k) Plan

   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Medicis Pharmaceutical Corporation
                       4343 East Camelback Road, Suite 250
                             Phoenix, Arizona 85018

                 MEDICIS PHARMACEUTICAL CORPORATION 401(K) PLAN

                              FINANCIAL STATEMENTS

                       STATEMENT OF ASSETS AND LIABILITIES
                    FOR THE PLAN YEAR ENDED DECEMBER 31, 1996


                          ASSETS                  BEGINNING OF YEAR        END OF YEAR

Cash .......................................            $ 58,328              $ 45,224

Investments:
     Corporate Debt and Equity Instruments .             323,115               557,722
     Loans to Participants                                17,400                25,849
                                                        --------              --------
     TOTAL ASSETS ..........................            $398,843              $628,795
                                                        ========              ========

                         LIABILITIES
Payables ...................................                   0                     0
Acquisition indebtedness ...................                   0                     0
Other liabilities ..........................                   0                     0
                                                        --------              --------
            TOTAL LIABILITIES ..............            $      0              $      0
                                                        ========              ========
            NET ASSETS .....................            $398,843              $628,795



                                INCOME STATEMENT

                   FOR THE PLAN YEARS ENDED DECEMBER 31, 1996

                    INCOME                                               AMOUNT            TOTAL
Contributions received or receivable in cash from:
           Employees ...............................................     $191,388
           Participants Rollovers/Transfers ........................       26,481
Earnings from investments (interest, dividends, rents, royalties) ..        2,518

Other Income - unrealized appreciation .............................       67,868
                                                                         --------
       TOTAL INCOME                                                                        $288,255
                                                                                           ========

                    EXPENSES

Distribution of benefits and payments to provide benefits directly to    $ 58,303
participants or their beneficiaries .................................

             TOTAL EXPENSES .........................................                      $ 58,303
                                                                                           ========
             NET INCOME .............................................                      $229,952


                                SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Medicis Pharmaceutical Corporation, as Plan Administrator with respect to the Medicis Pharmaceutical Corporation 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        MEDICIS PHARMACEUTICAL CORPORATION
                                        401(k) PLAN


Date:    November 21, 1997.             By: /s/ Mark A. Prygocki,Sr.
                                           -------------------------
                                        Mark A. Prygocki, Sr.,
                                        Chief Financial Officer